Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

February 24, 2017

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh and Christina Fettig

Re:	Northern Lights Fund Trust II (CIK No. 0001518042, File Nos. 333- 174926; 811- 22549) Request for Withdrawal of Amendment to Registration Statement on Form N-14

Dear Sir or Madam:

Northern Lights Fund Trust II (the “Trust) has determined that the amendment filed pursuant to Form N-14/A on its behalf on February 17, 2017 (accession number 0001580642-17-001028) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to David J. Baum, of Alston & Bird LLP, counsel to the Trust at (202) 239-3346.

Very truly yours,

By: /s/ Kevin E. Wolf_________

Kevin E. Wolf

President

Northern Lights Fund Trust II